UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File No. 001-31970

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
TRW Automotive Retirement Savings Plan for Hourly Employees
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150

Audited Financial Statements and Supplemental Schedule
TRW Automotive Retirement Savings Plan for Hourly Employees
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

TRW Automotive
Retirement Savings Plan for Hourly Employees
Audited Financial Statements and Supplemental Schedule
As of December 31, 2009 and 2008, and
for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
The Retirement Committee of the
TRW Automotive Retirement Savings Plan for Hourly Employees
We have audited the accompanying statements of net assets available for benefits of TRW Automotive Retirement Savings Plan for Hourly Employees as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, Michigan
June 22, 2010

TRW Automotive
Retirement Savings Plan for Hourly Employees
Statements of Net Assets Available for Benefits

	As of December 31
	2009	2008
Assets
Employer contribution receivable	$—	$13,228
Other receivables	8,205	24,520

Total receivables	8,205	37,748

Investments at fair value:
Interest-bearing cash	1,268	1,041
Mutual funds	42,744,096	34,411,650
Common/collective trust funds	13,164,626	13,226,761
Participant loans	5,174,188	5,625,425
TRW common stock	12,627,258	1,990,874

Total investments	73,711,436	55,255,751

Net assets reflecting investments at fair value	73,719,641	55,293,499

Liabilities
Excess contributions payable	101,286	—

Total liabilities	101,286	—

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	244,798	713,478

Net assets available for benefits	$73,863,153	$56,006,977

See accompanying notes to financial statements.

TRW Automotive
Retirement Savings Plan for Hourly Employees
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

Additions
Interest and dividends	$1,291,455
Employer contributions	417,417
Employee contributions	3,957,099
Employee rollovers	89,371

Total additions	5,755,342

Deductions
Benefit payments	9,070,609
Administrative expenses	62,612

Total deductions	9,133,221

Net realized and unrealized appreciation in fair value of investments	21,234,055

Net increase	17,856,176

Net assets available for benefits at beginning of year	56,006,977

Net assets available for benefits at end of year	$73,863,153

See accompanying notes to financial statements.

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements
As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009
1. Description of Plan
The following description of the TRW Automotive Retirement Savings Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined-contribution benefit plan designed to provide eligible employees of a participating plant, division, subsidiary, or affiliate of Kelsey-Hayes Company, the sponsor of the Plan with a vehicle to systematically save funds to supplement their retirement benefits. Kelsey-Hayes Company (as applicable, the Company or TRW) is a wholly owned subsidiary of TRW Automotive, Inc.
The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility
Hourly employees covered by collective bargaining agreements are eligible to participate in the Plan based on the terms of the applicable collective bargaining agreements, generally after one year of service. Non-union employees of the specified locations in the Plan document are eligible to participate in the Plan on the first day of employment with the Company. Non-union employees are eligible to participate in the Plan for purposes of receiving the Company match after completing one year of service.
Employee Contributions
Each year, participants may contribute a percentage of pretax annual compensation not to exceed the applicable Internal Revenue Service (IRS) limitations ($16,500 for 2009 and $15,500 for 2008). Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. For 2009 and 2008, a participant who was 50 years old on or before the last day of the Plan year-end was eligible to make an additional catch-up contribution of $5,500 and $5,000, respectively.
Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options or transfer assets between investment options at any time during the year.

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Employer Contributions
The Company contributes an amount equal to 50% of the participant’s pretax contribution up to 6% of the participant’s compensation for non-union hourly participants. In addition, under the Mt. Vernon agreement, the Company contributes thirty cents ($0.30) for each hour that a participant was compensated during the month provided the participant made pretax contributions to the Plan of 1% or more. Also, under the Fayette plan agreement, the Company does not make matching contributions. The Company shall contribute to the Plan an amount equal to 30% of the first 7% of the employee’s elective deferral contributions for hourly employees of TRW Integrated Chassis Systems LLC.
Matching contributions made in TRW Automotive Holdings Corp. stock prior to January 1, 2007, are subject to the Pension Protection Act (PPA) transition rule, which states matching contributions made in company stock before January 1, 2007, may be transferred to another available investment option over a three-year period (33% in 2007, 66% in 2008, and 100% in 2009). For years after January 1, 2007, the matching contributions in TRW Automotive Holdings Corp. stock become diversifiable after attaining three years of service.
Company matching contributions were suspended for non-union hourly participants for payroll periods beginning after February 27, 2009, and resumed with the payroll payment made on February 12, 2010.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contribution, if applicable, and the Plan’s earnings. The benefit to which a participant is entitled cannot exceed the participant’s vested account balance.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. For Company matching contributions, a participant is 20% vested after one year of credited service and is 100% vested after five years of credited service if hired before August 1, 2007.

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
If hired after August 1, 2007, vesting in Company contributions will be 20% each year beginning with the second year of employment and will be 100% vested after six years of credited service. Full vesting also occurs upon death, permanent disability, or retirement.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2009 excess contributions to the applicable participants by March 15, 2010.
Forfeitures
Nonvested employer contributions of terminated employees become forfeitures after a one-year break in service and shall be used to reduce future employer contributions or administrative expenses. Approximately $6,738 and $3,374 was available to pay additional Plan expenses at December 31, 2009 and 2008, respectively.
Participant Loans
Participants may borrow an amount limited to the lesser of 50% of their vested account balance or $50,000. The loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a prime interest rate on the last business day of the preceding quarter (as published in the Wall Street Journal) plus one percentage point. Principal and interest are paid ratably through regular payroll deductions.
Defaulted loans are classified as either an actual distribution or deemed distribution. An actual distribution occurs if the participant was eligible to receive all or part of the loan as a distribution. Whereas, a deemed distribution occurs if a participant was not eligible to receive a distribution from the Plan.

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Payment of Benefits
Upon retirement, disability, or death, the entire balance of the participant’s account becomes payable to the participant or the participant’s beneficiary. Upon any other termination of employment, the participant receives the vested portion of his or her account. Withdrawals of participant contributions are also permitted for financial hardship or upon attainment of age 59 1/2 under certain provisions of the Plan. All benefits are payable in lump sum.
Plan Termination
The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the respective collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts and distributions to participants and beneficiaries will be made at such time after termination of the Plan as provided by the Plan agreement.
Investment Options
As of December 31, 2009, the Plan provided 25 investment options that included the following funds:
•	Alliance Bernstein International Value Fund — Class A
•	American Funds EuroPacific Growth Fund — Class R5
•	Artisan Mid-Cap Fund
•	Dodge & Cox Balanced Fund
•	Dodge & Cox Stock Fund
•	DWS RREEF Real Estate Securities Fund
•	Fidelity Capital Appreciation Fund
•	Fidelity Freedom Income Fund
•	Fidelity Managed Income Portfolio
•	Fidelity Small Cap Stock Fund
•	Fidelity Freedom 2000 Fund
•	Fidelity Freedom 2005 Fund

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
•	Fidelity Freedom 2010 Fund
•	Fidelity Freedom 2015 Fund
•	Fidelity Freedom 2020 Fund
•	Fidelity Freedom 2025 Fund
•	Fidelity Freedom 2030 Fund
•	Fidelity Freedom 2035 Fund
•	Fidelity Freedom 2040 Fund
•	Lord Abbett Mid-Cap Value Fund — Class A
•	Lord Abbett Small-Cap Value Fund — Class A
•	PIMCO Total Return Fund — Administrative Class
•	Spartan U.S. Equity Index Fund
•	TRW common stock
•	Victory Diversified Stock — Class A
Effective April 2010, the Fidelity Small Cap Stock Fund and Lord Abbett Small-Cap Value Fund were replaced with the ING Small Company Fund. The Artisan Mid Cap Fund and the Lord Abbett Mid-Cap Value Fund were replaced with the Hartford MidCap Fund.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
The Plan invests in investment contracts through a common collective trust (Fidelity Managed Income Portfolio). The Fidelity Managed Income Portfolio Trust Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Fidelity Managed Income Portfolio is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Fidelity Managed Income Portfolio Fund represents contributions plus earnings, less participant withdrawals and administrative expenses. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
This category includes a common/collective trust fund that is designed to preserve principal and accumulate earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.
In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards (SFAS) No. 157), assets and liabilities measured at fair value are categorized into the fair value hierarchy. See Note 4.
Administrative Expenses
Certain administrative expenses of the Plan related to loans, withdrawals, and qualified domestic relation orders may be paid by the participants. Most other administrative expenses are paid for by the Company.

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended SFAS No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.
In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the NAV is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV.
In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 6 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.
3. Investments
During the year ended December 31, 2009, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and
Unrealized
Appreciation in Fair
Value of Investments

Mutual Funds	$8,440,611
TRW common stock	12,793,444

$21,234,055

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
3. Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value is as follows:

	December 31
	2009	2008

PIMCO Total Return Fund — Administrative Class	$9,666,222	$8,226,747
Fidelity Managed Income Portfolio	13,164,626	13,226,761
TRW common stock**	12,627,258	*
Victory Diversified Stock — Class A	5,606,453	5,019,791

*	Investment option less than 5% of net assets for period presented.

**	Participant- or nonparticipant-directed
Nonparticipant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31
	2009	2008

Investments, at fair value: TRW common stock	$12,627,258	$1,990,874

Year Ended
December 31
2009

Change in net assets:
Contributions	$529,930
Net realized and unrealized appreciation in fair value	12,793,444
Loans	71,031
Exchange in	2,014,147
Distributions	(598,135)
Exchange out	(4,174,069)
Other	36

$10,636,384

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities. The Company utilized the market approach to determine the fair value of its assets under Level 1 of the fair value hierarchy.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	Quoted prices for similar assets and liabilities in active markets, as used by the Company
•	Quoted prices for identical or similar assets or liabilities in markets that are not active
•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). The fair values determined through Level 3 of the fair value hierarchy are derived principally from unobservable inputs provided to the Plan administrator by the trustee.

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,268	$—	$—	$1,268
Mutual funds:
Domestic equities	24,746,599	—	—	24,746,599
International equities	3,769,801	—	—	3,769,801
Lifecycle funds	4,561,474	—	—	4,561,474
Bond fund	9,666,222	—	—	9,666,222
Common fund/collective trust	—	13,164,626	—	13,164,626
TRW common stock	12,627,258	—	—	12,627,258
Participant loans	—	—	5,174,188	5,174,188

Total assets at fair value	$55,372,622	$13,164,626	$5,174,188	$73,711,436

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,041	$—	$—	$1,041
Mutual funds:
Domestic equities	19,961,962	—	—	19,961,962
International equities	2,976,894	—	—	2,976,894
Lifecycle funds	3,246,047	—	—	3,246,047
Bond fund	8,226,747	—	—	8,226,747
Common fund/collective trust	—	13,226,761	—	13,226,761
TRW common stock	1,990,874	—	—	1,990,874
Participant loans	—	—	5,625,425	5,625,425

Total assets at fair value	$36,403,565	$13,226,761	$5,625,425	$55,255,751

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:
Level 3 — Assets
Year Ended December 31, 2009

Participant
Loans

Balance, beginning of year	$5,625,425
Realized gains (losses)	—
Unrealized gains (losses)	—
Purchases, sales, issuances, and settlements (net)	(451,237)

Balance, end of year	$5,174,188

Level 3 — Assets
Year Ended December 31, 2008

Participant
Loans

Balance, beginning of year	$5,195,988
Realized gains (losses)	—
Unrealized gains (losses)	—
Purchases, sales, issuances, and settlements (net)	429,437

Balance, end of year	$5,625,425

5. Related-Party Transactions
Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Likewise, Kelsey-Hayes Company is the Plan sponsor and, therefore, transactions in shares of TRW Automotive Holdings Corp.’s stock would also qualify as party-in-interest transactions.

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
6. Risks and Uncertainties
The Plan allows for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Income Tax Status
The Plan has received a determination letter from the IRS dated April 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
8. Difference Between the Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits pursuant to the financial statements to the Form 5500:

	December 31
	2009	2008
Net assets available for benefits as reported in the Plan’s financial statements	$73,863,153	$56,006,977
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(244,798)	(713,478)

Net assets available for the benefits pursuant to the Form 5500	$73,618,355	$55,293,499

TRW Automotive
Retirement Savings Plan for Hourly Employees
Notes to Financial Statements (continued)
8. Difference Between the Financial Statements and Form 5500 (continued)
The following is a reconciliation of net gain from investments:

Year Ended
December 31, 2009

Interest and dividends from investment	$1,291,455
Net realized/unrealized appreciation from investment accounts	21,234,055

Net investment gain from investments as reported in the financial statements	22,525,510

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	468,680

Net investment gain from investments as reported in the Form 5500	$22,994,190

Supplemental Schedule

TRW Automotive
Retirement Savings Plan for Hourly Employees
EIN: 13-3369789 Plan Number 058
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2009

Identity of Issuer,
Borrower, Lessor, or		Historical	Current
Similar Party	Description of Investments	Cost	Value

Alliance Bernstein	Alliance Bernstein International Value Fund — Class A	$—	$709,310
American Funds	American Funds EuroPacific Growth Fund — Class R5	—	3,060,491
Fidelity*	Fidelity Capital Appreciation Fund	—	1,812,590
	Fidelity Small Cap Stock Fund	—	2,901,473
	Fidelity Freedom Income Fund	—	92,273
	Fidelity Freedom 2000 Fund	—	16,597
	Fidelity Freedom 2005 Fund	—	10,970
	Fidelity Freedom 2010 Fund	—	370,570
	Fidelity Freedom 2015 Fund	—	580,548
	Fidelity Freedom 2020 Fund	—	997,306
	Fidelity Freedom 2025 Fund	—	821,879
	Fidelity Freedom 2030 Fund	—	492,859
	Fidelity Freedom 2035 Fund	—	477,305
	Fidelity Freedom 2040 Fund	—	701,167
	Fidelity Managed Income Portfolio	—	13,164,626
	Spartan U.S. Equity Index Fund	—	2,912,643
PIMCO	PIMCO Total Return Fund — Administrative Class	—	9,666,222
Dodge & Cox	Dodge & Cox Balanced Fund	—	2,950,185
	Dodge & Cox Stock Fund	—	1,976,450
Lord Abbett	Lord Abbett Mid-Cap Value Fund — Class A	—	2,429,554
	Lord Abbett Small-Cap Value Fund — Class A	—	1,603,060
TRW Automotive*	TRW common stock	8,017,958	12,627,258
Victory	Victory Diversified Stock — Class A	—	5,606,453
Artisan	Artisan Mid-Cap Fund	—	2,153,683
DWS	DWS RREEF Real Estate Securities Fund	—	400,508

		8,017,958	68,535,980
Other	Interest-bearing cash	—	1,268
Participants*	Participant loans, interest rates range from 3.25% to 10.0%, with various maturity dates	—	5,174,188

Total assets held		$8,017,958	$73,711,436

*	Parties in interest
Note: Historical cost information is disclosed for the TRW Stock Fund since investments can either be participant or nonparticipant-directed. Historical cost information is not disclosed for all other investments since they are solely participant-directed.

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive Retirement Savings Plan for Hourly Employees
(Name of Plan)
	By:	/s/ Joseph S. Cantie
Joseph S. Cantie
Date: June 22, 2010		Vice President and Chief Financial Officer Kelsey-Hayes Company